Exhibit 8.1



                [HAND ARENDALL, L.L.C. LETTERHEAD]




                           July 5, 1999



South Alabama Bancorporation, Inc.
P. O. Box 3067
Mobile, Alabama 36652

Sweet Water State Bancshares, Inc.
P. O. Box 128
Sweet Water, Alabama 36782-0128

               Re: Proposed Merger of Sweet Water State Bancshares, Inc. into South Alabama Bancorporation, Inc. - Certain Tax Consequences

Gentlemen:

     We have acted as counsel to South Alabama Bancorporation, Inc. ("South Alabama"), an Alabama corporation, in connection with the proposed merger of Sweet Water State Bancshares, Inc. ("Sweet Water"), an Alabama corporation,with and into South Alabama (the "Merger"), pursuant to the Agreement and Plan of Merger dated as of April 5, 1999 (the "Merger Agreement"). In such capacity, our opinion has been requested with respect to certain of the federal income tax consequences of the Merger.

     All capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement, and, unless otherwise specified, all Section references herein are to the United States Internal Revenue Code of 1986, as amended (the "Code").

     In rendering the opinions expressed herein, we have examined such documents as we have deemed appropriate, including: (i) the Merger Agreement;
(ii) the Proxy Statement and Prospectus included in South Alabama's Registration Statement on Form S-4, being filed with the Securities and Exchange Commission with respect to the proposed transaction; and (iii) such additional documents as we have considered relevant.

     In our examination of such documents, we have assumed, with your consent, that all documents submitted to us as photocopies faithfully reproduce the originals thereof, that such originals are authentic, that all such documents have been or will be duly executed to the extent required, and that all statements set forth in such documents are accurate.

     We have also obtained such additional information and representations as we have deemed relevant and necessary through consultation with various officers and representatives of South Alabama and Sweet Water.

     You have advised us that the proposed transaction is being entered into for good corporate business reasons, including, without limitation, to grow to enhance the ability of the combined organization to remain competitive in the rapidly changing banking environment; to increase the resources available to the combined organization; to add stability to its deposit base; to reach more customers; to allow for a wider distribution of risk; to decrease Sweet Water's dependency on its local timber industry; and to enhance the ability of the combined organization to keep pace with the technological and competitive changes in banking. To achieve these goals, the following will occur pursuant to the Merger Agreement:

          (A) Sweet Water will merge with and into South Alabama pursuant to the laws of the State of Alabama. South Alabama will acquire all the assets and assume all the liabilities of Sweet Water. Sweet Water's separate corporate existence will cease to exist upon consummation of the Merger and South Alabama will be the surviving corporation. Thereafter, South Alabama will continue to operate the subsidiary corporations and businesses of South Alabama and Sweet Water conducted prior to the Merger.

          (B) Each share of South Alabama Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (C) Each share of Sweet Water Common Stock (excluding shares held by any Sweet Water Company or by any South Alabama Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by shareholders who perfect their dissenters' rights of appraisal as provided in Section 3.4 of the Merger Agreement) issued and outstanding immediately prior to the Merger shall cease to be outstanding and shall be converted into and exchanged for the right to receive 14.17 shares of South Alabama Common Stock (and cash in lieu of fractional shares). The exchange ratio is subject to adjustment in the event the Market Price of South Alabama Common Stock rises above $17.00 per share or falls below $13.00 per share.

          (D) Each of the shares of Sweet Water Common Stock held at the time of the Merger by any Sweet Water Company or by any South Alabama Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time, and no consideration shall be issued in exchange therefor.

          (E) Any holder of shares of Sweet Water Common Stock who perfects his statutory dissenters' rights of appraisal shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of law.

          (F) No fractional shares of South Alabama Common Stock will be issued as a result of the Merger. Each holder of shares of Sweet Water Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of South Alabama Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of South Alabama Common Stock multiplied by the Market Price of one share of South Alabama Common Stock at the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

     With your consent, we have also assumed that the following statements are true on the date hereof and will be true on the date the proposed transaction is consummated:

          (i) The fair market value of the South Alabama Common Stock and other consideration received by the shareholders of Sweet Water will be, in each instance, approximately equal to the fair market value of the Sweet Water Common Stock surrendered in exchange therefor.

          (ii) There is no plan or intention on the part of the shareholders of Sweet Water who own one percent (1%) or more of the Sweet Water stock and, to the best of the knowledge of the management of Sweet Water, there is no plan or intention on the part of the remaining shareholders of Sweet Water to sell, exchange or otherwise dispose of a number of shares of South Alabama Common Stock now owned or to be received in the proposed transaction that would reduce their holdings in South Alabama Common Stock to a number of shares having, in the aggregate, a value as of the Effective Time of less than fifty percent (50%) of the total value of all of the stock of Sweet Water outstanding immediately prior to the transaction. For purposes of this representation, shares of Sweet Water stock exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of South Alabama stock will be treated as outstanding Sweet Water stock as of the Effective Time. Moreover, shares of Sweet Water stock and shares of South Alabama stock held by Sweet Water shareholders and otherwise sold, redeemed or disposed of prior or subsequent to the transaction will be considered in making this representation.

          (iii) South Alabama has no plan or intention to reacquire any of its stock issued in the transaction.

          (iv) South Alabama has no plan or intention to sell or otherwise dispose of any of the assets of Sweet Water acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C).

          (v) The liabilities of Sweet Water assumed by South Alabama and the liabilities to which the transferred assets of Sweet Water are subject were incurred by Sweet Water in the ordinary course of business.

          (vi) Following the transaction, South Alabama will continue the historic businesses of South Alabama and Sweet Water and use a significant portion of South Alabama's and Sweet Water's historic business assets in a business.

          (vii) South Alabama and Sweet Water each agree to pay all expenses incurred by it or on its behalf in connection with the Merger. Work done by South Alabama and/or its attorneys and advisors to prepare and file the Registration Statement and print the Prospectus shall not be deemed to be done on behalf of Sweet Water, and the costs and expenses therefor shall not be the responsibility of Sweet Water. The shareholders of Sweet Water will pay their respective expenses, if any, incurred in connection with the Merger.

          (viii) There is and will be at the date of the Merger no intercorporate indebtedness existing between Sweet Water and South Alabama that was issued, acquired, or will be settled at a discount.

          (ix) Neither of the parties to the Merger is an "investment company" as defined in Section 368(a)(2)(F)(iii) and (iv).

          (x) Sweet Water is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A).

          (xi) The fair market value and the total adjusted basis of the assets of Sweet Water transferred to South Alabama will each equal or exceed the sum of the liabilities assumed by South Alabama plus the amount of the liabilities, if any, to which the transferred assets are subject.

          (xii) The payment of cash in lieu of fractional shares of South Alabama stock is solely for the purpose of avoiding the expense and inconvenience to South Alabama of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the transaction to the Sweet Water shareholders instead of issuing fractional shares of South Alabama stock will not exceed one percent (1%) of the total consideration that will be issued in the transaction to the Sweet Water shareholders in exchange for their shares of Sweet Water stock. The fractional share interests of each Sweet Water shareholder will be aggregated, and no Sweet Water shareholder will receive cash in an amount equal to or greater than the value of one full share of South Alabama stock.

          (xiii) None of the compensation received by any shareholder-employees of Sweet Water will be separate consideration for, or allocable to, any of their shares of Sweet Water stock; none of the shares of South Alabama stock received by any shareholder-employees of Sweet Water will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees of Sweet Water will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

          (xiv) The Merger Agreement and the documents referred to therein represent the entire understanding of Sweet Water and South Alabama with respect to the Merger.

     Based solely on the information submitted and the representations set forth above and assuming that the Merger will take place as described in the Merger Agreement and that the representations made by South Alabama and Sweet Water (including the representation that Sweet Water shareholders will maintain sufficient equity ownership interests in South Alabama after the Merger) are true and correct at the time of the consummation of the Merger, we are of the opinion that:

          1. Provided the Merger qualifies as a statutory merger under Alabama law, the Merger will be a reorganization within the meaning of
Section 368(a)(1)(A). Sweet Water and South Alabama will each be "a party to a reorganization" within the meaning of Section 368(b).

          2. No gain or loss will be recognized by South Alabama on receipt of Sweet Water's assets in exchange for South Alabama Common Stock. Section 1032(a).

          3. Sweet Water will recognize no gain or loss upon the transfer of its assets to South Alabama in exchange solely for South Alabama Common Stock and the assumption by South Alabama of the liabilities of Sweet Water. Sections 361(a) and 357(a).

          4. The basis of Sweet Water's assets in the hands of South Alabama will, in each case, be the same as the basis of those assets in the hands of Sweet Water immediately prior to the transaction. Section 362(b).

          5. The holding period of the assets of Sweet Water in the hands of South Alabama will, in each case, include the period during which such assets were held by Sweet Water. Section 1223(2).

          6. The shareholders of Sweet Water will recognize no gain or loss upon the exchange of their Sweet Water Common Stock solely for shares of South Alabama Common Stock. Section 354(a)(1).

          7. The basis of the South Alabama Common Stock received by the Sweet Water shareholders in the proposed transaction will, in each instance, be the same as the basis of the Sweet Water Common Stock surrendered in exchange therefor. Section 358(a)(1).

          8. The holding period of the South Alabama Common Stock received by the Sweet Water shareholders will, in each instance, include the period during which the Sweet Water Common Stock surrendered in exchange therefor was held, provided that the Sweet Water Common Stock was held as a capital asset on the date of the exchange. Section 1223(1).

          9. The payment of cash to Sweet Water shareholders in lieu of fractional share interests of South Alabama Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by South Alabama. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a). Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.

          10. Where solely cash is received by a Sweet Water shareholder in exchange for his Sweet Water Common Stock pursuant to the exercise of dissenters' rights, such cash will be treated as having been received in redemption of his Sweet Water Common Stock, subject to the provisions and limitations of Section 302.

     The opinions expressed herein are based upon existing statutory, regulatory, and judicial authority, any of which may be changed at any time with retroactive effect. In addition, our opinions are based solely on the documents that we have examined, the additional information that we have obtained, and the statements set out herein, which we have assumed and you have confirmed to be true on the date hereof and will be true on the date on which the proposed transaction is consummated. Our opinions cannot be relied upon if any of the facts contained in such documents or if such additional information is, or later becomes, inaccurate, or if any of the statements set out herein is, or later becomes, inaccurate. Finally, our opinions are limited to the tax matters specifically covered thereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the proposed transaction.

     We consent to the use of this opinion as an exhibit to the Registration Statement filed by South Alabama relating to the proposed transaction and to the reference to us under the heading "Legal Matters" in the Proxy Statement and Prospectus included in the Registration Statement. This opinion is being provided solely for the use of South Alabama and Sweet Water. No other person or party shall be entitled to rely on this opinion.

                              Very truly yours,


                              HAND ARENDALL, L.L.C.



                          By:      /s/ G. Porter Brock, Jr.
                                   As a Member